Accelerated Pharma, Inc.

15W155 81st Street

Burr Ridge, IL 60527

July 23, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, NE

Washington, D.C. 20549

Re:	Accelerated Pharma, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed: January 25, 2019
File No. 333-227916

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated February 22, 2019, with respect to the above-referenced Registration Statement on Form S-1/A filed by Accelerated Pharma, Inc. (the “Issuer” or the “Company”) on January 25, 2019. For the convenience of the staff, we have included each of the staff’s comments numbered sequentially, followed by our response to each numbered comment. In addition, the staff will note that Amendment No. 2 to the registration statement includes the Issuer’s audited financial statements for the year-ended December 31, 2108 and the financial statements for the interim period ended March 31, 2019.

Amendment No. 1 to Form S-1

Prospectus Summary-Our Strategy, Page 3

Comment 1. We note your revised disclosure in response to prior comment 3 that on October 5, 2018, the FDA requested that you supplement your clinical trial plan before recruiting over twenty patients. However, we note that in your prior registration statement on Form S-1 (File no. 333-214048), last amended on July 12, 2017, you had also disclosed similar information. If the FDA has changed or amended its request over time, please revise to explain how it has changed. Please also update your disclosure here to explain how you intend to address the FDA’s response, and your last response to the FDA’s request.

Response 1. Please note that the date of October 5, 2018 in the S-1/A and the initial S-1 was a typographical error and should have stated October 1, 2016. We have corrected the date and the disclosure in response to this comment in Amendment No. 2, stating “our latest communication from the FDA on this subject was on October 5, 2016.” The FDA comment letter stated that we must provide intermediate analysis of results, when they are obtained. To date, because of limited resources, we have not commenced any patient trials. In addition, the staff should note that we submitted to the FDA two mandatory annual status updates: (i) on December 5, 2017 (IND No: 128,246) and October 29, 2018 (IND No: 128,246), which annual updates were not related to the FDA’s comment letter dated October 5, 2016. The FDA’s mandatory annual updates are required to disclose, among other things, if there are any: (i) Adverse Events and Serious Adverse Events; (ii) IND Safety Reports; (iii) Deaths; (iv) Discontinuations Because of Adverse Events; (v) Nonclinical Studies; and (v) Summary of Manufacturing Changes. Because of the Company’s lack of or very limited activities during 2017 and 2018, the Company’s above-referenced annual status reports to the FDA basically stated “N/A.”

Summary Risks Associated with Our Business, page 6

Comment 2. We note your revised disclosure in response to prior comment 7. Please expand your discussion about the Genzyme license to disclose the upcoming termination date of the license agreement, which, based on your disclosures elsewhere in the prospectus, would be in 2021.

Response 2.

We revised our disclosure as follows on pages 6 and 12

Our patent portfolio consists of 0100 family of applications and issued patents, which are assigned to the company (owned by us) and 1000 and 1100 patent families which are licensed from Genzyme. We are highly dependent on our license agreement with Genzyme, and the loss of this license would materially impair our business plan and viability. We have secured exclusive rights to develop and commercialize Picoplatin from Genzyme on a worldwide basis, and Picoplatin is currently our only product candidate. In the event that our license agreement with Genzyme is terminated, our ability to develop and commercialize Picoplatin, and our business prospects would be materially damaged, which could lead to the significant reduction of value or even a complete loss of your investment.

Additionally, Page 12, where expiration of Genzyme license is discussed has the following comment:

“Numerous examples of patenting of new methods of use allowed to extend patent protection for such drugs as AZT, thalidomide, as well as many others. Several recent (2017) FDA approvals of combinations of drugs and molecular markers of tumors which make them susceptible to the treatment is a clear indication of FDA support of the approach. We plan to incorporate genomics into treatment with Picoplatin, which would be the basis for a new method of treatment or use of the patent for this drug, as described in detail on page 66. If successful, we may be able to obtain a separate and new method of use patent for another 20 years in this manner”

Additionally, explanations stating role of Genzyme license, which is a very significant part of API patent portfolio (other patents were assigned to API and not a subject of any expiration) are provided in the context of other existing patents and our planned patenting strategy on pages 66-68

Risk Factors

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares, page 32

Comment 3. Your revised disclosure in response to prior comment 12 continues to include a reference to $4.40. Please further revise, and in addition, as previously stated, revise the risk factor as appropriate to reflect that you are not planning to obtain a listing on NASDAQ.

Response 3. We have corrected the disclosure, changing the price per share to $5.00 to qualify for listing on NASDAQ, of which there can be no assurance. We have also deleted the sentence stating: “If we do not obtain or retain a listing on NASDAQ and if the price of our Common Stock is less than $ 5.00, our Common Stock will be deemed a penny stock.”

Use of Proceeds, page 37

Comment 4 Please expand your revised disclosures regarding the proposed debt repayment to set forth the interest rate and the specific date of maturity of such indebtedness. With respect to the recent bridge financing, describe how such proceeds were used. Refer to Item 504 of Regulation S-K.

Response 4. We have updated the table in “Use of Proceeds” and have revised and expanded our disclosure as follows:

We intend to use the proceeds from this Offering (after deducting placement agent commissions and estimated Offering expenses payable by us) to fund:

● our expenses in connection with our Phase II clinical trial to obtain genomic expression data for Picoplatin in patients with head and neck cancer;

● the manufacturing expenses to procure additional drug product Phase III clinical trials, assuming initial trials meet their endpoints, (drug substance is already produced in sufficient quantities);

● the repayment of debt (unrelated to our convertible notes) in the aggregate principal amount of $312,515 plus accrued interest as follows: (i) $35,000, no interest loan to FIG (an entity controlled by the spouse of our CEO and principal shareholder) for debt incurred in 2016; (ii) $45,000 to repay a single 2017 note holder; (iii) $80,005 to three holders of the non-convertible notes issued during the 4th quarter of 2018; and (iv) $152,510 to five holders of non-convertible notes issued during the 1st and 2nd quarters of 2019.

● our working capital and general corporate requirements.

The non-convertible notes issued during the 4th quarter of 2018 plus the 1st and 2nd quarters of 2019 (the “2018-2019 Bridge Financings”) are due the earlier of July 31, 2019 and the holders of these notes, as an inducement, were issued 58,378 Class B Warrants as an inducement to making this non-convertible loans. The Class B Warrants are identical to the Class A Warrants issuable as part of the Unit Offering, including the exercise price of $4.40, except that the Class B Warrants are exercisable for three (3) years upon the effectiveness of a registration statement. Reference is made to the disclosure under “Capitalization” below the footnotes to our financial statements included in this filing.

Business

Castration-Resistant Prostate Cancer (CRPC) — Phase I-II Clinical Trial, page 56

Comment 5. We note your response to prior comment 16. You state that FOLPI was associated with a statistically significant reduction in neurotoxicity. Accordingly, as previously stated, please disclose the applicable p-values. With respect to the CRPC trial, in the first, third and fourth bullets, you appear to provide data from the CRPC trial (where Picoplatin was used in combination with docetaxel and prednisone), and to compare them to published data from other trials where patients received docetaxel and prednisone. As noted in the prior comment, if this information was not gathered from a head-to-head trial, revise to clearly disclose this fact. In addition, it is not appropriate to refer to external sources in your prospectus as all material information needs to be provided in your prospectus. Accordingly, if you refer to disclosure regarding results from other trials, expand your disclosure to provide the other information regarding these trials (e.g., duration of trial, number of patients, etc.). Also, as previously stated, please revise to clarify the primary and secondary endpoints for the Phase II portion of the CRPC trial and whether they were met.

Response 5. The appropriate p-values have been added to the revised disclosure on page 52. We have also added disclosure under this section to state that based upon the Company’s observations during the CRC (colorectal cancer) trial, FOLPI is associated with a statistically significant reduction in neurotoxicity compared to FOLFOX and that neuropathy is less frequent and less severe with FOLPI. Neuropathy, related to study treatment, occurred in 11 patients (21.6%) of FOLPI-treated patients and in 31 (62.0%) of FOLFOX-treated patients. We disclose that the exact Fisher test p-value <0.001 and further disclose that the FDA considers any value less than 0.05 to be statistically significant. No severe neuropathy was observed in patients who received the FOLPI regimen, whereas 12.0% of subjects who received FOLFOX experienced drug-related grade 3 or 4 peripheral neuropathy and the exact Fisher test p-value =0.012 which is statistically significant.

We have clarified the disclosure regarding the CRPC trial description on page 55 and provided data from Aventis trial to compare it with our results, and we have clearly stated that our trial did not have a control arm and, as a result, it cannot be considered a head-to-head trial. That is why our CRPC trial can be considered as exploratory trial designed to answer a question whether picoplatin has any potential as anti-CRPC agent.

We have also disclosed on page 55 in response to this comment the following: (i) number of patients; ii) duration of trial; and (iii) the observation period. With regard to CRPC trial endpoints, the Phase II description has been expanded in the amended S-1 on the same page.

The first, and third bullets were edited to reflect that the comparisons made with the data from the trial sponsored by Aventis, and summary information about that trial are as follows: “Although the Phase II trial was a small single-arm study, its results support further development of Picoplatin in combination with docetaxel and prednisone for the first-line treatment of CRPC. Further, the study can be interpreted in a way that Picoplatin could play a role in the treatment of other tumor types where platinum and taxane therapies are currently used”.

The fourth bullet has been edited and the comparison has been deleted since it is not fully relevant for this particular trial.

Comment 6. We note that your disclosure continues to state that Picoplatin can be safely administered. As previously noted, as safety determinations are solely within the authority of the FDA and other regulatory agencies, please remove this and any similar statement from your prospectus.

Response 6. We have deleted this statement that Picoplatin can be safely administered, in response to this comment and deleted any similar disclosure throughout the prospectus.

Patents and Proprietary Rights, page 66

Comment 7. Your revised disclosures here and on page 12 state that your plan to incorporate genomics into treatment with Picoplatin could be the basis for a new method of treatment or use of the patent for Picoplatin, and that if successful, the duration of the patent would be “prolonged by an additional 18 years.” Please revise to clarify how the patent could be extended in this way. If you mean that you may be able to obtain a separate and new method of use patent for another 18 years in this manner, then please revise to clearly state this.

Response 7. We have revised and clarified our disclosure to include a detailed description of our strategy of extending of patent life of Picoplatin by filing a new method of use patent in which our drug will be combined with a DNA-signature-based diagnostics and also made clear that with our strategy we “may be able to obtain a separate and new method of use patent for another 18 years in this manner.” We have also added a statement that “there can be no assurance that our strategy will be successful either in: (i) incorporating genomics into treatment with Picoplatin; or (ii) securing a separate and new use patent for an additional 18 years. We also disclosed that, while there can be no assurance, an extension of 20 years, rather than 18 years to 20 is currently possible under PCT application

A detailed description of our genomic strategy is added to page 68.

Foreign Regulation, page 71

Comment 8. We acknowledge your revised disclosures in response to prior comment 4. As previously stated, please expand your disclosure to discuss the applicable regulations in Russia regarding obtaining approval for drug products.

Response 8. We have removed reference to Russian drug approval because the Company does no longer intent to apply for its drug approval in Russia.

Executive Compensation, page 77

Comment 9. Please update your executive compensation disclosure for the fiscal year 2018.

Response 9. We have updated the table to reflect executive compensation during the past two years ended December 31, 2017 and 2018, deleting 2015 and 2016.

Principal Stockholders, page 80

Comment 10. We acknowledge your revised disclosures in response to prior comment 18. However, although the revised disclosure clarifies the role of the anticipated founder share assignments, it does not appear that it reflects the anticipated “Exchange Transactions” with your convertible noteholders.

Please further revise your disclosure as appropriate to indicate that the information does not reflect the two exchange agreements.

Response 10. With respect to the Exchange Transactions with certain note holders, we have revised the disclosure under the Principal Stockholder Table to reflect the results of the Founder Share agreements, including: (i) the reversal of the transfers from the Founders to Alpha, Brio, Chi Squared and Azzurra; and (ii) the transfer by the Founders of 1 million shares to the 2014-2016 Note Holders. Additionally, we have added disclosure under footnote 12 of the table as follows:

The share ownership of Michael Fonstein, Ekaterina Nikolaevskaya and Dmitry Prudnikov (sometimes referred to as the “Founders”) in the table above have been adjusted to reflect the reversal of certain purchase agreements between these executive officers/Founders and Alpha Capital Anstalt, Azzura Holdings LLC and Brio Capital Master Fund Ltd dated June 29, 2017 (the “Purchase Agreements”) that were executed in contemplation of the completion of our 2017 Underwritten Offering, which, in fact was not successful and was withdrawn on August 23, 2017. Reference is made to the disclosure under the “Rescission of June 2017 Purchase Agreements” below. Reference is also made to Founder Shares Assignment Agreement, attached as Exhibit 10.40 hereto, pursuant to which the Founders agreed to transfer and assign 1,000,000 shares of the Founders’ Common Stock to certain note holders listed in Exhibit 10.40.

Rescission of June 2017 Purchase Agreements

On July 30, 2018, the Founders enters into Stock Purchase Rescission Agreements with Alpha, Azzura and Brio, respectively, pursuant to which the above-referenced Purchase Agreements were rescinded and, in connection therewith, the Founder’s received back a total of approximately 1.3 million shares from Alpha, Azzura and Brio, effectively restoring the Founder’s ownership interests prior to the June 2017 Purchase Agreements.

Description of Securities

Series C Convertible Preferred Stock, page 82

Comment 11. We refer to your revised disclosures here and elsewhere in the prospectus referencing a Confession of Judgment that you granted to Firstfire, pursuant to which Firstfire has the ability to foreclose on your assets. You also reference that this Confession of Judgment will be waived and forgiven pursuant to the Securities Purchase and Assignment Agreement, but the agreement does not appear to include such a provision. Please revise to clarify how this Confession of Judgment will be waived.

Response 11. The Amended Securities Purchase and Assignment Agreement, attached as Exhibit 10.37.2 has been revised to clearly express that upon the closing of the agreement between Firstfire, Alpha and Brio, Alpha and Brio, as purchasers and assignees, will waive the Confession of Judgement and which shall be deemed null and void.

Convertible Notes, page 83

Comment 12. Please update your disclosures in this section to correspond to the current situation with these securities, including applicable references to the exchange agreements. Also revise to disclose [with respect to the current situation with] the convertible notes that were issued in 2018, which are referenced in your revised disclosures for Item 15.

Response 12. We added a subheading titled “The 2018 – 2019 Bridge Notes” with disclosure substantially as follows: Between November 1, 2018 and June 30, 2019, we entered into separate securities purchase and loan agreements with eight accredited investors (the “Lenders”) pursuant to which we issued to the Lenders promissory notes in the aggregate principal amount of $232,515 (the “2018 – 2019 Bridge Notes”). The 2018 – 2019 Bridge Notes, which have no conversion rights, bear interest at 6% per annum, payable at maturity, and are due at the earlier of: (i) August 31, 2019; or (ii) the receipt by the Company of proceeds from a financing of at least $500,000 pursuant to a registration statement filed with the Securities and Exchange Commission. In connection with the note issuances, we issued the Lenders an aggregate of 58,378 Class B Warrants as described above.

Exhibits

Comment 13. Please revise to ensure that all your exhibits include all annexes and exhibits. For example, we note that Exhibits 10.7 and 10.8 are incorporated by reference from your previously-filed Form S-1. However, the exhibits that are linked from your exhibit index do not include the entire agreements that were previously filed as the prior agreements included annexes and exhibits that are not included here. We also note that Exhibit 10.37 refers to General Release I and General Release II that are attached to the agreement but not included in the exhibit.

Response 13. We have attached as Exhibit 10.7(a) and 10.8(a) to this amended registration statement on Form S-1/A the complete agreements including the annexes and exhibits. We have also attached Exhibit 10.37 including General Release I and General Release II to this amended registration statement on Form S-1/A.

General

Comment 14. We acknowledge your revised disclosures and response to prior comment 23. As previously noted, please ensure that your disclosures about your business are updated. For example, regarding the supply of Picoplatin, you state on page 65 that you have allocated $250,000 from the use of proceeds for your suppliers to restart their activities, but your Use of Proceeds information indicates that even if the maximum amount being offered is sold, you plan to use only $200,000 for contract manufacturing, and it is not clear whether you expect to be able to use the supply of product you previously received in 2016.

Response 14. We have updated the Use of Proceeds information and conformed the amount on page 65 accordingly. In addition, the staff should note that we haven’t used or distributed any shareholders presentation materials since 2017.

General: We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response. The Company and its management are aware and acknowledge their collective responsibility for the accuracy and adequacy of the disclosures contained in the registration statement, notwithstanding any review, comments, action or absence of action by the staff.

Respectfully submitted,

/s/: Michael Fonstein
Name: Michael Fonstein
Title: Chief Executive Officer